SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                       Date of Report: June 14, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     |X|   Form 20-F                          |_|   Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           |_|   Yes                          |X|   No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.

                  This Form 6-K consists of a press release issued by Biora AB on June 14, 2001 regarding studies relating to its principal product, Emdogain.


                              Press release from Biora AB (publ), June 14, 2001



No 8/01                                                   FOR IMMEDIATE RELEASE


Results from studies of Emdogain in the treatment of mild periodontitis without surgery

Biora has recently completed two European clinical studies concerning Emdogain's effect in treating mild periodontitis (periodontal disease) without surgical intervention. The studies aimed at widening the present areas of indications for Emdogain. The patients in these studies had shallow periodontal pockets.

After traditional cleaning of the dental root (scaling and root planing, SRP) , Emdogain was placed directly into the periodontal pocket. The results show that Emdogain had no significantly improved effect on the regeneration of bone and tooth supporting tissues compared to traditional treatment of these mild defects. The studies confirmed the good wound healing features of Emdogain.

Biora interprets these studies as a confirmation that the prime area for periodontal treatment with Emdogain is on patients with medium to severe defects, which usually are treated surgically, i.e. the present indications of Emdogain.


Biora develops manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the NASDAQ
National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden. This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
----------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-        Anders Agering, Chief Financial Officer, Biora +46-40-32 12 17
-        Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
-        Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-        http://www.biora.com

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                     BIORA AB

Dated:   June 14, 2001      By:    /s/  Anders Agering
                                   -----------------------------------------
                                        Anders Agering
                                        Chief Financial Officer